October 30, 2013

Via Facsimile and EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2012 filed on April 16, 2013

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 16, 2013, relating to the Annual Report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), which was filed with the Commission on April 16, 2013.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2012 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

1. We note your response to comment 2 and your proposed disclosure. Please also disclose the current average estimated life of permanent in-game items, your methodology for calculating such estimated life, and how you determine whether an in-game item has limited or permanent life. State how often you revise your estimate of permanent life items and how such estimate has changed over time. In this regard, we note that a significant portion of deferred revenue appears to have been converted into revenues during the second quarter of 2013.

Response

In response to the Staff's comments, the Company proposes to add disclosure substantially in the form below (in italics) in its Annual Report on Form 20-F for the fiscal year ending December 31, 2013 relating to the item-based revenue model in the “Internet Games Revenue” subsection under “Critical Accounting Policies”. For illustrative purposes, the Company has reproduced below the relevant disclosure from pages 68 and 69 of the 2012 Form 20-F together with the proposed new disclosure reflected (in italics) for the Staff’s reference.

"We derive Internet games revenues primarily from Internet games operation revenues and licensing revenues. We earn Internet games operation revenue through providing Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, but are charged for purchases of in-game items, such as in-game performance-enhancing items, mechanised vehicles, clothing, accessories and pets.

The revenue recognition policy for the item-based games relies on the useful lives of various items associated with each of our item-based games. The in-game items have different life patterns: one-time use items, limited life items with useful lives ranging from 3 days to 90 days and permanent life in-game items. To determine whether an in-game item has a limited or permanent life, we consider whether such in-game items are offered with unlimited lasting benefit, which means that players may use such in-game items at will without any usage or time limits as long as such players are active. Limited life in-game items have usage or time limits while permanent life in-game items offer unlimited lasting benefit. Revenues from the sales of one-time use in-game items are recognized upon consumption. Revenues from the sales of limited life in-game items are recognized ratably based on the extent of time passed until expired. Revenues from the sales of permanent life in-game items are recognized ratably based on the estimated lives of the in-game items, which are the periods during which the players are expected to continue to play the game. We consider player behavior patterns in estimating the lives of permanent life in-game items, including the average periods that the players typically play our games based on log-on data, which are affected by various factors such as acceptance and popularity of the game, the game updates and other in-game items, promotional events launched, future operating strategies and market conditions. Based on the above considerations for all active games, we have determined the estimated life for all permanent life in-game items is 6 months. Given the short operating history of our Internet games, our estimates of the period that game players typically play our games may not accurately reflect the actual lives of the permanent life in-game items. We review, at least annually, the average playing periods of game players for all active games to determine if the 6-month estimated life for permanent in-game items remains reasonable. Based on our latest review, such estimated life remains reasonable and has not changed over time. We may revise our estimates as we continue to collect operating data, and refine our estimation process and results accordingly. All paying players’ data in active games collected since the launch date of such games are used to perform the relevant assessments."

The Company respectfully advises the Staff that there was no change in the Company’s accounting policy regarding the conversion of deferred revenue into revenues during the second quarter of 2013. Deferred revenue derived from the sales of permanent life items has generally been less than 5% of the Company’s deferred revenue, and the vast majority of the Company’s deferred revenue has been derived from the sales of one-time use items and limited life items. The balance of the Company’s deferred revenue decreased from US$3.7 million as of March 31, 2013 to US$3.1 million as of June 30, 2013, primarily due to the depreciation of the virtual currency used by players to purchase in-game items. In particular, during the second quarter of 2013, the Company issued more free virtual currency to players as a part of its sales promotion activities, which lowered the average value of the virtual currency, and as a result, the balance of the Company’s deferred revenue calculated based on the value of such virtual currency decreased between March 31, 2013 and June 30, 2013.

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In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell (tel: (+852) 2826-8632; fax: (+852) 2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by telephone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Sincerely,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:	Ms. Kathryn Jacobson Mr. Dean Suehiro Mr. Greg Dundas (Securities and Exchange Commission)

Mr. Leilei Wang, Chief Executive Officer
(KongZhong Corporation)

Mr. Deric Chiu

(Deloitte Touche Tohmatsu Certified Public Accountants LLP)

William Y. Chua, Esq.
Yeqing Zheng, Esq.
Cheng Guo, Esq.
(Sullivan & Cromwell)

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